Exhibit 99.6

Annual Information Form

Lake Shore Gold Corp.

For the year ended December 31, 2009
Dated as of March 10, 2010

Table of Contents

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	3
GENERAL DEVELOPMENT OF THE BUSINESS	3
THREE YEAR HISTORY	3
SIGNIFICANT ACQUISITIONS	5
TRENDS	6
DESCRIPTION OF BUSINESS	6
GENERAL	6
STRATEGIC ALLIANCE WITH HOCHSCHILD	9
RISK FACTORS	9
MINERAL PROJECTS	16
DESCRIPTION OF CAPITAL STRUCTURE	26
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	26
MARKET FOR SECURITIES	26
TRADING PRICE AND VOLUME	26
DIRECTORS AND OFFICERS	27
NAME, OCCUPATION AND SECURITY HOLDING	27
CONFLICTS OF INTEREST	31
AUDIT COMMITTEE	31
CHARTER	31
COMPOSITION OF THE AUDIT COMMITTEE	31
RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE	31
AUDIT COMMITTEE OVERSIGHT	32
PRE-APPROVAL POLICIES AND PROCEDURES	32
SERVICE FEES PAID TO EXTERNAL AUDITORS	32
LEGAL PROCEEDINGS	32
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	32
TRANSFER AGENTS AND REGISTRARS	33
MATERIAL CONTRACTS	33
STRATEGIC ALLIANCE AGREEMENT	33
INTERESTS OF EXPERTS	33
ADDITIONAL INFORMATION	34
GLOSSARY OF TERMS	35

All information in this Annual Information Form (“AIF”) is as of December 31, 2009, unless otherwise indicated.

All information stated to be incorporated by reference in the AIF is filed on the SEDAR website (www.sedar.com).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this AIF including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward- looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Corporation does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Corporation’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Corporation’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Corporation’s current expectations. The Corporation makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Corporation and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Corporation may carry on business in the future; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave- ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks)..

Although the Corporation has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Corporation”) was formed through an amalgamation in the Province of British Columbia on July 7, 1987, under the name Iron Lady Resources Inc. The Corporation changed its name to Takepoint Ventures Ltd. on August 25, 1993. On June 25, 2002, the Corporation consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued under the Yukon Business Corporations Act. On December 16, 2002, the Corporation completed a business reorganization and changed its name to “Lake Shore Gold Corp.” On June 4, 2004, Lake Shore Gold was continued under the British Columbia Business Corporations Act and on July 18, 2008 the Corporation was continued under the Canada Business Corporations Act (the “Act”).

The Corporation’s corporate head office and principal place of business is Suite 2000, 181 University Avenue, Toronto Ontario, M5H 3M7. The Corporation also has offices at 1515 Government Road, Timmins, Ontario, P4R 1N4. The Corporation is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec.

Intercorporate Relationships

The following chart illustrates the Corporation’s principal subsidiaries    (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties. As used in this AIF, except as otherwise required by the context, reference to “Lake Shore Gold” or the “Corporation” means, collectively, Lake Shore Gold Corp. and the Subsidiaries.

(1)                     In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. is currently held by Frank Hallam in trust for West Timmins.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years, the Corporation has conducted its mineral exploration activities in Ontario and Québec, with the focus being its Timmins Mine project (the “Timmins Mine” or “Timmins project”, formerly referred to as “Timmins West”) in Ontario.

In January 2007, Lake Shore Gold signed a Letter Agreement with Goldcorp Canada Ltd., manager of the Porcupine Joint Venture (the “PJV”), a joint venture between Goldcorp Canada Ltd. and Kinross Gold Corporation, to acquire the PJV’s Bell Creek Mine and associated infrastructure located in the Timmins Gold Camp, adjacent to Lake Shore Gold’s Vogel-Schumacher property.

In April 2007, Lake Shore Gold received notice of acceptance of its certified closure plan for the Timmins Mine project from the Ontario Ministry of Northern Development and Mines, allowing Lake Shore Gold to initiate the advanced exploration program.

In July 2007, Lake Shore Gold signed the definitive agreement with the PJV for the acquisition of the Bell Creek assets, which included the Bell Creek Mine property, a hoist, headframe and underground infrastructure, a 1,500 tonne per day mill with permitted tailings facilities, plus all surface infrastructure, including office buildings and road and hydro access.

In August 2007, Lake Shore Gold released the results of a prefeasibility study for the Timmins Mine project, supporting the economic viability of production.

In September 2007, Lake Shore Gold entered into an option joint venture agreement with Aurizon Mines Ltd. (“Aurizon”) to acquire a 50% interest in the Casa Berardi Exploration Property surrounding Aurizon’s Casa Berardi Mine, outside of Aurizon’s existing mining leases.

In October 2007, Lake Shore Gold filed a Technical Report with respect to its Timmins Mine property, which included a mineral reserve estimate totaling 3.4 million tonnes at 7.59 grams per tonne containing 0.83 million ounces in the probable category, and a mineral resource estimate, which includes mineral reserves, totaling 0.9 million ounces in the indicated category and an additional 174,700 ounces in the inferred category.

In December 2007, Lake Shore Gold completed the requirements to vest a 60% interest in Thunder Creek from West Timmins Mining Inc. (“West Timmins”). The Thunder Creek property is now operated as a 60/40 pro-rata funded joint venture between Lake Shore Gold and West Timmins.

Also in December 2007, Lake Shore Gold completed its acquisition of the Bell Creek Mine and Mill from the PJV.

In February 2008, Lake Shore Gold entered into a strategic alliance with Hochschild Mining plc (“Hochschild”), resulting in Hochschild investing $65 million in the Corporation, and becoming a significant shareholder of Lake Shore Gold and a strategic partner for future projects. Lake Shore Gold and Hochschild entered into an agreement governing the future relationship, including terms with respect to Hochschild’s representation on Lake Shore Gold’s board of directors and Hochschild’s shareholding percentage. See “Material Contracts — Strategic Alliance Agreement”.

In April 2008, Lake Shore Gold reached an agreement with Hochschild to complete a second financing transaction contemplated under the Strategic Alliance Agreement, which was completed in June 2008, with proceeds to Lake Shore Gold of $79.6 million.

In July 2008, Lake Shore Gold signed an Exploration Agreement with the Flying Post First Nation (“FPFN”) and Mattagami First Nation (“MFN”) in order to promote a cooperative and mutually respectful relationship between the FPFN and MFN and the Corporation as it moves forward with exploration and advanced exploration work on the Timmins property. The agreement establishes a framework for ongoing dialogue and consultation between the parties, including providing business, employment and training opportunities for members of the two First Nations groups.

At the end of July 2008, the Corporation commenced shaft sinking work at the Timmins project as part of the advanced exploration program.

In September 2008, Lake Shore Gold commenced driving a ramp from surface to access ore above the 400 metre level at its Timmins Mine property.

In March 2009, Lake Shore Gold completed a bought deal financing of 30,615,871 common shares at $1.55 per common share and 6,616,185 flow-through common shares at $2.00 per flow-through common share for net proceeds of $57.6 million.

Also in March 2009, Lake Shore Gold commenced processing development ore at its Bell Creek Mill, and signed an Exploration Agreement with four First Nations with respect to advanced exploration at the Bell Creek Complex.

In April 2009 Lake Shore Gold obtained approval for the Closure Plan for the Bell Creek Complex Advanced Underground Exploration Program, involving the re-establishment of the Bell Creek shaft and development of a ramp from surface.

In June 2009, Lake Shore Gold announced results from diamond drilling at its Thunder Creek project, including one of the best high-grade intercepts ever drilled in the Timmins Gold Camp, of 12.75 gpt Au over 83.40m in hole TC09-68b.

In August 2009, Lake Shore Gold announced an agreement to complete a business combination with West Timmins Mining Inc., pursuant to which Lake Shore Gold would acquire all of the shares of West Timmins Mining Inc., creating the large-scale, wholly-owned Timmins West Gold Mine Complex on the western Timmins mining trend, incorporating the Corporation’s Timmins Mine and an extensive land package of adjacent exploration properties covering 130 square kilometres.

In October 2009, Lake Shore Gold entered into an agreement with Goldcorp Canada Ltd. and Goldcorp Inc. for the purchase of approximately 28 square kilometres of prospective exploration property in the surrounding vicinity of Lake Shore Gold’s Bell Creek Complex.

In November 2009, Lake Shore Gold completed the business combination with West Timmins Mining Inc. and commenced an advanced underground exploration program at the Thunder Creek project, including two drifts from the Timmins Mine at the 650 Level and 200 Level targeting high-grade mineralization at Thunder Creek.

Also in November 2009, Lake Shore Gold announced an agreement with Hochschild Mining Holdings Ltd. to raise $85.0 million through a private placement of 19.2 million shares at a price of $4.43 per share. In addition, the Company announced a structured flow-through financing for the issuance of 2.7 million shares for net proceeds of $15.0 million.

In December 2009, Lake Shore Gold completed the acquisition of the property around its Bell Creek Complex from Goldcorp Canada Ltd. and Goldcorp Inc., as well as closing the $85 million private placement with Hochschild Mining Holdings Ltd. and the first tranche of the flow-through financing (gross proceeds of $8 million).

Also in December 2009, Lake Shore Gold acquired an interest in RT Minerals Corp. by purchasing 6,000,000 common shares, representing 22% of the issued and outstanding shares, and 6,000,000 common share purchase warrants. At the same time the Corporation entered into a strategic alliance agreement with RT Minerals Corp., pursuant to which the Corporation has the right to nominate two directors to the borard of RT Minerals Corp. and can acquire a 50% interest in RT Minerals Corp.’s Golden Property.

In January 2010, Lake Shore Gold acquired an additional 1,500,000 common shares and 1,500,000 common share purchase warrants in the capital of RT Minerals Corp., bringing the Corporation’s total shareholdings to 26.2% of the issued and outstanding shares and 36.6% of the fully diluted share capital.

In February 2010, Lake Shore Gold closed the second tranche of the flow-through financing announced in November 2009, for net proceeds of $7.2 million.

Significant Acquisitions

The Corporation acquired all of the issued and outstanding shares of West Timmins Mining Inc. (“WTM”) pursuant to a business combination agreement (the “Business Combination Agreement”) among the Corporation and WTM dated August 27, 2009, pursuant to which WTM and 0860059 B.C. Ltd., a wholly owned subsidiary of Lake Shore Gold, amalgamated to form West Timmins Mining Inc., which continues as a wholly owned subsidiary of the Corporation. Pursuant to the Business Combination Agreement, the Corporation issued the former shareholders of WTM, 0.73 of a common share of the Corporation for each common share of WTM outstanding.

For additional details on the acquisition, please refer to the Management Information Circular of WTM dated October 1, 2009 (“Circular”) and available under WTM’s profile on SEDAR at www.sedar.com.

The Corporation filed a Business Acquisition Report on Form 51-102F4 in respect of the acquisition on November 17, 2009, which is available under Lake Shore Gold’s profile on SEDAR at www.sedar.com.

Trends

Management is not aware of any trend, commitment, event or uncertainty outside the ordinary course of business that would be reasonably expected to have a material effect on Lake Shore Gold’s business, financial condition or results of operations as at the date of this AIF.

DESCRIPTION OF BUSINESS

General

Lake Shore Gold is a mineral development and exploration company that is currently conducting advanced exploration work at its Timmins Mine project (“Timmins Mine” or “Timmins project”, formerly referred to as Timmins West). The Timmins Mine project is located 18 kilometres west of Timmins, one of the world’s most productive mining camps having produced approximately 75 million ounces of gold over the last century. The Corporation began processing development ore from the advanced exploration program in the first quarter of 2009, at the Corporation’s Bell Creek Mill, located approximately 42 kilometres by road from the Timmins Mine. The Mill, which was acquired along with the Bell Creek Mine in December 2007, has been refurbished to a capacity of 1,500 tonnes per day.

The Corporation also has an ongoing exploration program, involving a number of prospective properties in Ontario, Quebec and Mexico.

Principal Properties

1.                    Timmins Gold Camp

The following Lake Shore Gold properties are part of an area known as the “Timmins Gold Camp”. The Timmins Gold Camp has been a substantial producer of gold since its discovery in the early 1900s. The Timmins Mine property is a material property for Lake Shore Gold for the purposes of NI 43-101.

a.      Timmins Mine

Lake Shore Gold acquired 100% of the Timmins Mine property in 2004 through a business combination with Holmer Gold Mines Limited. The Timmins Mine consists of a contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases and 11 individual patented claims) covering approximately 395 hectares. One of the claims (which does not contain any portion of the current reserves or resources on the Timmins Mine property) is subject to a 1.5% net smelter returns royalty, which the Corporation can purchase for $1.0 million. All 23 claims cover both mining and surface rights.

The Corporation is carrying out an advanced exploration program for delineation of bulk sampling of the Footwall, Ultramafic and Main Zones of the property, along with supporting an underground diamond drilling program both to expand the currently identified probable reserve and to identify new resources. This work involved sinking a shaft and collaring the 200 metre, 400 metre, 525 metre and 650 metre Levels. By the date of this AIF, the shaft had been completed to 670 metres and work had begun on the change over to a production format.

Initial processing of development ore from the advanced exploration program at Timmins Mine commenced in the first quarter of 2009.

b.      Bell Creek Complex

The Bell Creek Complex includes the Bell Creek Mine and Mill as well as the contiguous Vogel and Schumacher properties. The Bell Creek mine is a former producer with attractive exploration potential.

In January 2007 Lake Shore Gold entered into an agreement with the Porcupine Joint Venture to acquire the Bell Creek Mine and Mill, with the transaction closing in December of that year. The mine includes a shaft, hoist, headframe, ore bin, collar house, hoist building, mine dry, office complex, and underground mine workings.

The Vogel/Schumacher properties form part of Lake Shore Gold´s Bell Creek Complex and cover approximately 1.6 kilometres between the high-grade Hoyle Pond and Bell Creek mines. Together with the Bell Creek mine and mill, they comprise the Bell Creek Complex covering four square kilometres of strike length, all open at depth.

The Vogel property consists of 64 hectares, held by the Corporation under a mining lease, which straddles an 800 metre section of the favourable gold-bearing stratigraphy between the Hoyle Pond mine and Bell Creek. Lake Shore Gold also holds a leasehold interest in the Schumacher property. While limited exploration drilling has been completed at Schumacher, the Corporation believes that mineralization on the Schumacher property, which remains open, represents the western continuation of the gold mineralization at the Vogel property.

The Bell Creek Complex has historic mineral inventory but the Corporation does not treat these as NI 43-101 defined mineral resources and, therefore, is not relying on these historical estimates.

A Closure Plan for the Bell Creek Complex Advanced Exploration Program has been approved by and filed with Ontario´s Ministry of Northern Development, Mines and Forestry. With the approval of the Closure Plan, the receipt of other required permits and the completion of an Exploration Agreement with four First Nations, the Company commenced an advanced exploration program at the Bell Creek Complex, which includes de-watering and rehabilitating the existing Bell Creek mine shaft and workings and collaring a ramp at Bell Creek to be connected to the Bell Creek mine workings. As of the date of this AIF, the de-watering of the Bell Creek shaft and workings has been completed and a ramp is in development. The Bell Creek Complex is a material property for Lake Shore Gold for the purposes of NI 43-101.

c.      Thunder Creek

The Thunder Creek property is a 54-claim unit package adjacent to and southwest of the Timmins project. In November 2009 Lake Shore Gold completed a business combination with West Timmins Mining Inc. (“WTM”) consolidating ownership of the Thunder Creek property. Following completion of the business combination, Lake Shore Gold commenced an advanced exploration program for Thunder Creek, which involves drifting across to the high-grade Thunder Creek gold mineralization from the 200 Level and 650 Level at the Timmins Mine. An extensive underground and surface diamond drilling program will be ongoing throughout 2010, and will support underground development on ore grade mineralization. Certain claims in the Thunder Creek land package are subject to a 2% or 3% NSR royalty. The Thunder Creek project is a material property for Lake Shore Gold for the purposes of NI 43-101.

d.      Thorne

The Thorne Property was the largest land holding in WTM’s Timmins portfolio. The western continuation of the Destor-Porcupine fault system can be traced through the Thorne Property for over 7 kilometres. The Golden River Deformation Zone is a 5.0 kilometre long trend of gold mineralization which parallels the Destor Porcupine and tracks through the Thorne Property. Discovered in 1996, the Golden River Trend hosts a National Instrument 43-101 compliant 400,000 ounce inferred gold resource and numerous other zones of gold mineralization which have been discovered since the last resource update in 1998. All zones remain open to depth and a number of untested geophysical anomalies indicate potential to significantly expand the gold mineralized system along strike.

e.      144 Property

The 144 Property covers the western extension of the Golden River Deformation Zone which hosts a number of zones of gold mineralization on the adjacent Thorne Property. Geologically, the 144 Property shares a number of similarities with the adjacent Thunder Creek and Timmins Mine properties, covering 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found on these properties.

2.                    Casa Berardi Break

The following properties occur along an area referred to as the Casa Berardi break. The Casa Berardi break is a major structural zone that is host to a number of gold and base metal deposits.

a.      Casa Berardi

During the third quarter of 2007, the Corporation entered into an option agreement with Aurizon Mines Ltd. (“Aurizon”) for the Casa Berardi property which covers a 30 kilometre strike length of the Casa Berardi deformation zone. The Casa Berardi property is located outside Aurizon´s existing mining leases in the vicinity of Aurizon’s 100%-owned Casa Berardi mine. The Casa Berardi property covers 227 claims in an east and west block surrounding the Casa Berardi mine and covers an area of 11,594 hectares along a 30 kilometre section of the Casa Berardi fault. The Casa Berardi fault is a major structural zone that is host to a number of gold and base metal deposits.

Under the terms of the agreement, Lake Shore Gold can earn an undivided 50% interest in the Casa Berardi property by incurring exploration expenditures of $5 million over a five-year period. Lake Shore Gold will be the operator during the earn-in period. The work program started in the first quarter of 2008, with the minimum first-year expenditure commitment of $600,000 having been met during 2008 and sufficient work having been done to fulfil the Corporation’s commitment for 2009. Initial work focused on the claim block located east of the Casa Berardi mines. A further drill program was launched during the summer of 2009 and is currently ongoing. The planned 2010 drill program will include approximately 10,700 metres of diamond drilling on both the East and West blocks and includes both summer and winter drilling. Expenditures related to the 2010 program are expected to allow the Company to earn its 50% interest in the Casa Berardi option property before the end of 2010.

b.      Blakelock — Little Abitibi

Lake Shore’s 100% owned Blakelock property is located 140 kilometres northeast of Timmins and covers an area of 35 kilometres along the western extension of the Casa Berardi gold belt. The Little Abitibi property covers an additional 20 kilometres of the projected Casa Berardi structure west of the Blakelock property. To date no significant gold assays have been identified, however several areas of interest have been identified based on structure, mineralization, veining and alteration.

Specialized Skill and Knowledge

The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance. Lake Shore Gold employs a number of technical personnel with relevant experience, education and professional designations, and constantly evaluates the need for additional employees with particular expertise. In addition, from time to time, as necessary, Lake Shore Gold engages professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines as consultants. Lake Shore Gold endeavours to maintain attractive remuneration and compensation packages in order to attract and retain personnel with the necessary qualifications, skills and experience, and to date has not encountered any difficulty finding qualified people to meet the Corporation’s requirements.

Competitive Conditions

Lake Shore Gold has numerous competitors in Canada, including many large established mining companies having substantial capabilities and greater financial and technical resources than Lake Shore Gold.

Employees

The Corporation had approximately 230 employees at the end of 2009.

Strategic Alliance with Hochschild

The Corporation has entered into a strategic alliance with Hochschild Mining plc (“Hochschild”). The strategic alliance is governed by an agreement which addresses various matters, including future dealings with the securities of the Corporation, corporate governance, and corporate opportunities. A copy of the Strategic Alliance Agreement was filed on SEDAR on February 29, 2008.

Risk Factors

The following is a brief description of those distinctive or special characteristics of Lake Shore Gold’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, Lake Shore Gold’s financial performance, business and operations.

Mineral Exploration and Development Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production and there is a risk that none of the Corporation’s properties will ultimately be developed into productive mines. Unusual or unexpected formations, formation pressures, seismic activity, fires, power outages, labour disruptions, flooding, explosions, rock bursts, cave-ins, landslides, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability, are other risks involved in extraction operations and the conduct of exploration programs. Although Lake Shore Gold carries liability insurance with respect to its mineral exploration operations, Lake Shore Gold may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Uncertainty of Mineral Resources and Reserves

The figures for mineral resources and reserves stated in this Prospectus, or in the documents incorporated by reference, are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, shortterm operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Until mineral reserves or mineral resources are actually mined and processed, mineral resources and mineral reserve grades must be considered as estimates only. In addition, mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates. Any material change in mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Corporation’s mineral projects, other than the Timmins project which is in an advanced exploration stage, are in the exploration stage. Until mineral resources on these exploration properties are categorized as “mineral reserves” under NI 43-101, the known mineralization at these projects is not determined to be economic. The Corporation’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditure made in the exploration of the Corporation’s mineral properties will result in identification of commercially recoverable quantities of ore or that mineral reserves will be mined or processed profitably. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Risk of Project Delay

There are significant risks that the commencement and completion of construction of a mine on the Timmins project could be delayed due to circumstances beyond the Corporation’s control. Such risks include delays in obtaining environmental and construction authorizations and permits, delays in finalizing all necessary detailed engineering and construction contracts, as well as unforeseen difficulties encountered during the construction process.

The Corporation May Not Meet Key Production and Other Cost Estimates

A decrease in the amount and a change in the timing of the production outlook for the Timmins project will directly impact the amount and timing of the Corporation’s cash flow from operations. The actual impact of such a decrease on the Corporation’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the amount or timing of these projected cash flows that would occur due to production shortfall, changes in prices or costs, labour disruptions, or reduced availability of required equipment or suppliers would, in turn, result in delays in receipt of such cash flows and may require additional financing to fund capital expenditures.

Current Global Financial Condition

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future on terms favourable to the Corporation. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

Fluctuation of Mineral Prices

The development and success of the Timmins project will be primarily dependent on the future price of gold. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Corporation. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United

States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Corporation’s properties to be impracticable or uneconomic. Depending on the price of gold and base metals, projected cash flow from planned mining operations may not be sufficient and the Corporation could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Corporation’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations

Currency fluctuations may affect the costs the Corporation incurs in its operations and may affect the Corporation’s operating results and cash flows. Gold is sold throughout the world based principally on the U.S. dollar price, but the Corporation’s operating expenses are incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar can reduce the Corporation’s revenues relative to the costs at the Corporation’s operations, making such operations less profitable.

History of Net Losses; Uncertainty of Additional Financing

To date, the Corporation has not recorded any revenues from operations nor has the Corporation commenced commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Timmins project or other properties in which the Corporation has an interest. The Corporation expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming development. There can be no assurance that the Corporation will generate any revenues or achieve profitability.

The Corporation may require significant capital in order to fund its operating costs. The Corporation currently has no revenues from operations and is currently wholly reliant upon its current cash balance and available equity external financing options to fund all of its capital requirements. The Corporation may require additional financing from external sources to meet such requirements. There can be no assurance that such financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, the interests of shareholders in the net assets of the Corporation may be diluted. Any failure of the Corporation to obtain required financing on acceptable terms could have a material adverse effect on the Corporation’s financial condition, results of operations and liquidity and require the Corporation to cancel or postpone planned capital investments.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

Certain agreements pursuant to which Lake Shore Gold acquired or may acquire interests in certain properties provide that Lake Shore Gold must make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. If Lake Shore Gold fails to make such payments or expenditures in a timely fashion, Lake Shore Gold may lose its interest in those properties. Further, with respect to any exploration property, Lake Shore Gold may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on such properties.

No Experience in Placing Properties into Production

Lake Shore Gold has, until recently, been an exploration stage company, with no experience in placing mineral deposit properties into production. Its ability to do so, starting with the Timmins project, will be dependent upon acquiring the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There is no assurance that the Corporation will successfully produce gold, generate revenue, operate profitably or provide a return on investment in the future.

The Majority of Lake Shore Gold’s Properties Contain No Known Mineral Reserves

With the exception of the Timmins Mine, there are no known mineral reserves on Lake Shore Gold’s properties. Additional work is required before Lake Shore Gold can ascertain if any mineralization may be economically viable and if any of its properties have a body of commercially viable ore. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Lake Shore Gold makes on its properties do not result in discoveries of mineralization that can be economically recovered, the value of exploration and acquisition expenditures may be lost and the value of Lake Shore Gold stock will be negatively impacted.

Title Risks

The acquisition of title to resource properties is a very detailed and time-consuming process. The Corporation holds an interest in its properties through mining claims. Title to, and the area of, the mining claims may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Corporation may have an interest, which, if successful, could result in the loss or reduction of the Corporation’s interest in the properties.

Although title to its material property has been reviewed by or on behalf of Lake Shore Gold, no assurances can be given that there are no title defects affecting the properties. Title insurance generally is not available for mining claims in Canada and Lake Shore Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. Lake Shore Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims including native land claims, and title may be affected by, among other things, undetected defects. In addition, Lake Shore Gold may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Obligations and Potential Liabilities with respect to Bell Creek

Under the agreement for the acquisition of the Bell Creek Complex, Lake Shore Gold assumed all liabilities relating to, and has provided a full indemnity to the seller in connection with, the Bell Creek mine property, surface buildings, mill and tailings, past, present and future. While Lake

Shore Gold conducted due diligence with a view to determining, among other things, what these obligations and liabilities may be, there is no assurance that Lake Shore Gold has been able to determine accurately the existence or extent or potential cost of any such obligations and liabilities. Failure to determine adequately or at all the existence or extent or potential cost of any such obligations and liabilities could, going forward, have a material adverse impact on Lake Shore Gold’s profitability, business prospects, results of operations and financial condition.

Environmental Risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Lake Shore Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

Previous mining operations may have caused environmental damage at certain of Lake Shore Gold’s properties. It may be difficult or impossible to assess the extent to which such damage was caused by Lake Shore Gold or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Risks Associated with Joint Venture Agreements

Lake Shore Gold’s interests in various of its properties may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. In the event that any of Lake Shore Gold’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Lake Shore Gold’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Lake Shore Gold’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

Lake Shore Gold’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves held only a lease or an option to acquire such properties. If such persons fail to fulfill their obligations, Lake Shore Gold could lose such interest in the properties and may have no meaningful recourse, as it may not have any direct contractual arrangements with the underlying property holders.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of Lake Shore Gold, including exploration, development activities and commercial production are and will be governed by laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Lake Shore Gold has received all necessary permits for the exploration and development work it is presently conducting; however, there can be no assurance that all permits which Lake Shore Gold may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Lake Shore Gold may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Lake Shore Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Lake Shore Gold is not currently covered by any form of environmental liability insurance. See “Insurance Risk”.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on Lake Shore Gold and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

Insurance Risk

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The Corporation’s business is intensely competitive, and the Corporation competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties which can be developed and produced economically; (ii) the technical expertise to find, develop, and produce such properties; (iii) the labour to operate the properties; and (iv) the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Corporation.

Such competition may result in the Corporation being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Corporation’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Corporation’s results of operations.

Dependence on Key Management and Employees

The success of the operations and activities of Lake Shore Gold is dependent to a significant extent on the efforts and abilities of its management, key employees and outside contractors. Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors. The Corporation does not have in place formal programs for succession of management and training of management, nor does it hold key person insurance on these individuals. The loss of one or more of these key employees or contractors, if not replaced, could adversely affect Lake Shore Gold’s profitability, results of operations and financial condition.

Market Price of Securities

There can be no assurance that an active market for the securities of the Corporation will be sustained after the Offering. Securities of mining companies have experienced substantial volatility in the past, and especially during the three months prior to the Offering, often based on market perceptions of the attractiveness of particular industries, rather than factors related to the financial performance or prospects of the companies involved. The price of the securities of the Corporation is also likely to be significantly affected by short-term changes in commodity prices and other precious metal prices or other mineral prices.

Market Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those that are not yet in commercial production, including Lake Shore Gold, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Significant Shareholder

As of the date of this Prospectus, Hochschild beneficially owns approximately 130,540,992 of the Corporation’s outstanding common shares. Those shares represent approximately 37.6% of the aggregate voting power of the Corporation’s outstanding shares. Subject to applicable law and to contractual protections negotiated by the Corporation, Hochschild may, as a practical matter, be able to cause the Corporation to effect corporate transactions without the consent of other shareholders and cause or prevent a change in control of the Corporation.

Tax Risk

Flow-Through Shares may not be a suitable investment for all potential subscribers. Their suitability for any particular subscriber is contingent upon the particular tax characteristics of that subscriber, and is therefore best determined by the particular subscriber in consultation with his or her own tax advisors. Federal or provincial income tax legislation may be amended, or their interpretation changed, so as to alter fundamentally the tax consequences of holding or disposing of Flow-Through Shares. The Proposed Amendments may not be enacted in the form proposed or at all. There is a risk that the Corporation will not incur and renounce CEE in an aggregate amount equal to the Flow-Through Funds, which may adversely affect the return on the subscriber’s investment in the Flow-Through Shares. There is a further risk that the Flow-Through Shares may qualify as “prescribed shares” or may otherwise not qualify as “flow-through shares” for the purposes of the Tax Act or that the expenditures incurred by the Corporation and renounced to subscribers may not qualify as CEE, which may adversely affect the return on the subscriber’s investment in the Flow-Through Shares.

If any qualified CEE is renounced to a subscriber with whom the Corporation, at any time in 2010, does not deal at arm’s length, the Corporation will be prevented from renouncing to such subscriber any CEE it incurs in 2010 with an effective date of December 31, 2009. Arm’s length status can be a complex question of fact and law. There is a risk the CRA may disagree that a relationship between a subscriber and the Corporation is at arm’s length, with the result that income tax deductions the subscriber expected to use for his or her taxation year that includes December 31, 2009 may not be available for that taxation year.

There may be disagreements with the CRA with respect to certain tax consequences of an investment in the Flow-Through Shares of the Corporation. The alternative minimum tax could limit tax benefits available to subscribers of Flow-Through Shares. If a subscriber finances the subscription of his Flow-Through Shares with a borrowing or other indebtedness that is, or is deemed under the Tax Act to be, a limited resource financing, the tax benefits of the investment to the subscriber will be adversely affected. See “Certain Canadian Federal Tax Considerations”.

Mineral Projects

Timmins Mine Property

Robert Kusins, P. Geo., Jacques Samson, P. Geo., Heather Miree, P. Geo., Todd Fayram, P.E., and George Darling, P. Eng., prepared a technical report in accordance with NI 43-101 entitled “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada” dated October 1, 2009 (the “Timmins Mine Report”). Robert Kusins, Jacques Samson, Heather Miree, Todd Fayram and George Darling are each qualified persons under NI 43-101. The following extract is the Executive Summary from the Timmins Mine Report and readers should consult the Timmins Mine Report to obtain further particulars regarding the Timmins Mine Project. The Timmins Mine Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

EXECUTIVE SUMMARY (ITEM 3)

History

The Timmins Mine Project (Project) of Lake Shore Gold Corp. (LSG) is located in Northern Ontario, within the city limits of Timmins (population 45,000). Timmins was established in 1912 as a by-product of the Porcupine Gold Rush and it is still one of the richest mineral producing areas in the western hemisphere. Strategically located in the heart of the Porcupine gold camp, it is easily accessible to the more densely populated areas of Southern Ontario, 300 km north of Sudbury and 700 km north of Toronto, by highway, rail and air transport. The Project property is located at the intersection of Highways 101 and 144 approximately 20 km west of Timmins.

Gold was discovered on the Project property in 1911 but did not receive serious exploration attention until the 1990’s when Holmer Gold Mines Limited (“Holmer”) completed 44 diamond drill holes totalling about 9,000 m and issued a mineral resources estimate. LSG entered into an option agreement with Holmer in 2003, continued drilling and updated the mineral resources estimate in 2004, in accordance with National Instrument 43-101 (“NI 43-101”), to 1.3 Mt at a grade of 10.96 g/t of gold in the Indicated category.

In December 2004, LSG acquired a 100% interest in the Project and immediately conducted an aggressive deep drilling campaign that was completed in October 2006.

In January 2007, LSG signed a Letter Agreement with Goldcorp Canada Ltd., manager of the Porcupine Joint Venture (a joint venture between Goldcorp Canada Ltd. and Kinross Gold Corporation), to acquire the Bell Creek mine and mill facilities, adjacent to LSG Vogel-Schumacher properties.

In April 2007, LSG received notice of acceptance of its certified closure plan for the Project from the Ontario Ministry of Northern Development and Mines, allowing the initiation of an advanced exploration program (AEP).

In August 2007 LSG released the results of a prefeasibility study for the Project, which supported the economic development of the property. In October 2007 LSG filed a NI 43-101 Technical Report on the Project property, estimating Indicated mineral resources of 3.3 Mt grading 8.62 g/t Au (905,000 contained ounces of gold) and Inferred mineral resources of 0.97 Mt grading 5.62 g/t Au. The mineral reserves were estimated at 3.4 Mt grading 7.59 g/t (826,000 contained ounces of gold) in the Probable category.

At the end of July 2008, LSG commenced shaft sinking at the Project location. The 710 m shaft is expected to be completed during the third quarter of 2009. A program of level development, bulk sampling and underground diamond drilling is scheduled for the remainder of 2009. In early September 2008, LSG commenced driving a ramp from surface to access mineral reserves above the 400 meter level.

In March 2009, LSG began processing development material from the Project at the Bell Creek Mill, which was refurbished to a capacity of 1,500 tpd. LSG forecasts pouring 30,000 ounces of gold in 2009 from the processing of development material.

In August 2009 LSG and WTM agreed to a business combination which triggered an update to the current NI43-101 Technical Report on the Project.

Mineral Resources Estimate

Mineral resources of 3.2 Mt grading 8.56 g/t Au (893,000 contained ounces) or 12.24 g/t Au uncut (1,278,000 oz) were estimated in the Indicated category. The estimation process followed CIM guidelines, in accordance with NI 43-101 definitions.

In addition, Inferred mineral resources of 0.89 Mt grading 5.74 g/t Au (165,000 contained ounces) were estimated. The deposit remains open down-plunge.

The gold mineralization occurs in ten geological zones. In the Main Zone and the three Vein zones, mineralization is associated with quartz/tourmaline veining and stringers along with small, varying amounts of pyrite and arsenopyrite. Mineralized zones are typically 1 to 7 m wide in the Veins and Main zone. In the three Ultramafic and three Footwall Zones, the gold values occur mainly within the alteration halo adjacent to the veins in zones up to 20 m wide and are closely related to the pyrite content. These types of mineralization are typical of deposits in the Porcupine mining camp.

Mineral Reserves Estimate

Mineral reserves of 3.4 Mt grading 7.52 g/t (812,000 ounces contained) were estimated in the Probable category, using a 3.00 g/t cut-off grade. The estimation process followed CIM guidelines, in accordance with NI 43-101 definitions.

The Consultant’s estimate of underground mineral reserves is based on LSG’s polygonal and block model (the latter covering the veins and main zones within 120 metres from surface) used for mineral resources estimation. The Consultant converted the mineral resources models into several wire frames and modeled them using Mine2-4D software.

The Consultant then validated this conversion by cross-referencing back to the original LSG mineral resources estimate.

Mine Plan

The mineral reserves estimate was based on the following parameters developed by the Consultant as part of the mine plan:

•                             Mining recovery: 86 to 92%;

•                             Dilution: 12% for cut and fill mining and 27% for long-hole stoping, using dilution grades of 0 and 1 g/t Au respectively;

•                             Minimum mining width: 2.0 to 3.5 m;

•                             Mill recovery: 95%; and

•                             Total site operating cost: $95.08/t ore processed.

Project parameters and highlights are shown in Table S-2.

The mine plan is based on utilizing the shaft and ramp to surface facilities that remain from the Advanced Exploration Project (AEP). The Consultant has estimated that after completion of the AEP ($140M), a pre-production capital cost (Capex) of $33M will be required to start production. Once completed, the production phase Capex is estimated at $29M. The planned production rate of 1,500 t/d was based on the selected mining methods and the steeply dipping orebody geometry. Ore will be loaded onto highway trucks and hauled to the Bell Creek Mill, approximately 42 km from the mine site. Mine waste rock will be utilized as backfill material in the mine.

The total Capex is estimated at $202M.

Processing

The Project gold deposit appears to be very amenable to cyanide leaching, yielding a high recovery rate, typically in excess of 95%. Based on extensive test work, a preliminary process design was developed using conventional ball milling followed by agitated cyanide leaching and carbon in pulp (“CIP”) gold recovery.

The initial ore treatment design rate is 1,500 tpd with approximately 29,000 ounces of gold produced per quarter over the seven year production life (i.e. approximately 772,000 ounces recovered).

The original mill had been expanded a number of times until the 1,500 tpd capacity was reached in 2001. The main equipment includes two grinding mills, rated at 1,400 and 400 hp, five leach tanks, eight CIP tanks, and a gold recovery circuit based on carbon -pressure. The mill was under care and maintenance from 2002 until start-up in May 2009.

The BC Mill also includes an adjacent conventional tailings disposal facility that has been determined to be suitable and expandable to accommodate the present mineral reserves at the Project. Permits are still valid as the entire complex has been kept on ‘operational’ status with the regulators. Modifications to account for the properties of the Project’s ore were incorporated in the implementation program and are consistent with the planned initial 1,500 tpd mining rate.

The re-commissioning of the BC Mill, including upgrading of the tailings and water management installations was completed for $1.8M. Expansion of the tailings facility to ultimately accommodate about an additional 5 Mt has been determined to be feasible. Staged expansions have been estimated at a cost of $2.4M for the 3 million tonnes of tailings expected from the planned Project ore over the seven year mine life. Total milling costs have been estimated at $17.62/t ore processed.

Work Force

Total payroll is calculated at 154 at the Project site and 51 at the BC Mill. Staff of 15 management and administration personnel will be required, for a total workforce of 220.

Economics

Cost estimates and discounted cash flow analysis indicate that the Project will be potentially economic, as shown in Table S-3 (Canadian dollars unless stated otherwise); the execution of an AEP is therefore justified.

Only the pre-tax economics are presented as the Project benefits from large tax write-off pools that are expected to reduce the after-tax internal rate of return (IRR) by only minimal amounts. The pre-tax economic indicators are positive, as indicated by an IRR of 28% (US$950/oz gold price) when taking the AEP cost into account or 240% when ignoring AEP costs expensed to date.

Table S-2: Project Updated Parameters and Highlights.

Mineral reserves		3.4 Mt	7.52 g/t Au (cut); 812,000 oz. Au (base case)
Mining rate		1,500	Tonnes per day
Tonnage mined per year at
Timmins Mine		532,500	Tonnes
Mine life		7.5	Years
Minimum mining widths		2.0	Metres
Mining method: primary			Open stoping (long hole sublevel and Uppers mining)
Mining method: secondary			Mechanized cut and fill
Dilution		12 to 27%
Milling:			Cyanide leaching and CIP recovery
Metallurgical recovery		95%
Trucking distance (app.)		40.0	Kilometres
Capital expenditures
Pre-production advanced exploration capital		$140	Million
Capital		$33	Million
Sustaining capital (including mine closure)		$29	Million
		$202	Million total Capex
Operating Costs
Mining		$69.66	Per tonne of ore
Processing		$17.62	Per tonne of ore (assumes no other source of mill feed)
Trucking		$5.44	Per tonne of ore
G&A		$2.36	Per tonne of ore
Project operating costs		$95.08	Per tonne of ore total
Cash cost per ounce	US$	369	Per ounce base case (production phase)
Project payback		3	Years
Production start		Q4	2010
IRR (pre tax, production phase)		28%	(Base case including AEP costs)
		240%	(excluding AEP costs expensed to date)
NPV for the Base Case	$M
At 0%		300	(No AEP cost: $425M)
At 5%		184	(No AEP cost: $295M)
At 8%		135	(No AEP cost: $240M)
At 15%		62	(No AEP cost: $153M)

Table S-3: AEP Stage Economics

Present Day (2009) Economics (Base Case)

Total
	Cost		Costs/tonne	Economics Pre-tax 100% Equity
AEP: (net of gold credit)	202M	Mining Ore	69.66/t	Gold Price
Timmins Mine	252M	Processing	17.62/t	Price	US$950/oz
BC Mill	60M	Trucking	5.44/t	Pre-Tax
	8M	G & A	2.36/t	100% Equity
Total Project Expenditures	522M	Total Ore	95.08/t
Overall Economic Return on Investment with AE costs:				28% IRR @ US$950/oz
Overall Economic Return on Investment without AE costs:				240% IRR @ US$950/oz

The expenditures of $140M for the AEP should be viewed with the same caution and risks associated with other mining exploration programs. The resources for the Project have been carefully and prudently established from significant surface drilling, which limits the potential downside risk that the actual ore grades encountered during the mine life could differ from those estimated to date. The bulk sampling program will determine the orebody grade more accurately than estimates from surface drilling.

In addition, there are a number of potential factors that could change the economics of the Project:

•                             Increased grades from re-calculation of the cutting factor;

•                             Optimized mining methods to minimize dilution;

•                             Higher sustained mining rates during early years of production;

•                             Increased external dilution from plan;

•                             Continuity of the vein structures to be tested during bulk sampling and pre-production.

Thunder Creek Project

David H.R. Powers, H.B.Sc., P.Geo., prepared a technical report in accordance with NI 43-101 entitled “A Technical Review and Report of the “Thunder Creek Property” Bristol and Carscallen Townships Porcupine Mining Division, Ontario, Canada” dated July 29, 2009 (the “Thunder Creek Report”). David H.R. Powers is a qualified person under NI 43-101. The following extract is the Executive Summary from the Thunder Creek Report and readers should consult the Thunder Creek Report to obtain further particulars regarding the Thunder Creek Joint Venture. The Thunder Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

This report is an independent, National Instrument 43-101 compliant technical review and report for Thunder Creek Property that is being explored as a joint venture between Lake Shore Gold Corp and West Timmins Mining Inc. The work programs reviewed cover the time span from 2003 to June 24, 2009. Lake Shore Gold Corp.’s field programs are current with 4 diamond drills turning on the Thunder Creek Property.

The Thunder Creek Property is situated approximately 21 kilometres west of the City of Timmins, near the junction of Highways 144, south to Sudbury, and 101 west to Chapleau and Wawa. On May 1, 2008, Lake Shore Gold Corp. notified West Timmins Mining Inc. (“WTM”) that the requirements to earn a 60% ownership interest in the Thunder Creek Property have been completed. The terms for original option agreement are outlined in an agreement with Band-Ore Resources Ltd. (“Band—Ore”) dated November 07, 2003 An amalgamation between Sydney Resources Corporation and Band-Ore Resources Ltd. (September 13, 2006) merged the Thunder Creek property into a new company West Timmins Mining Inc. The term of the agreement with Band-Ore Resources Ltd. continued unchanged with West Timmins Mining Inc

The exploration programs are designed to test, and to delineate gold mineralization hosted within a tectonic zone that overprints a westward dipping contact of metamorphosed mafic volcanic rocks and sediments which have been intruded by an alkalic igneous complex. This lithology is the southern, along strike continuation of the mineralized rock units that are located at the contiguous Timmins West Gold Project property. SRK (2007) estimate a NI 43-101 compliant Probable Mineral Reserve at 3,387,000 tonnes grading an average 7.59 gram per tonne gold (cut grade of 3 g/t Au) containing 826,000 ounces of gold (25.7 M g) for the Timmins West Gold Property.

Work completed to date on the Thunder Creek Property includes: geological mapping, outcrop overburden washing, channel sampling, a Mobile Metal Ion geochemical survey, line cutting, and 5 phases of diamond drilling. A fifth phase diamond drill program is currently active with 75 bore holes plus seven wedge piercings having been collared for a completion of 40,689 metres of coring and over 20,102 core samples submitted for gold analysis. An additional diamond drill has recently been commissioned to the property bringing the total number of drills to three.

The quality of the Lake Shore’s reports, drill logs, and databases reviewed by the author are detailed and maintain a level of high professional standards.

The Thunder Creek Project has advanced from a grassroots, anomaly testing, exploration program to a mineralized zones detailed definition drilling program. A gold nugget effect has been recognized in the assaying process and the required steps for a more robust QA/QC vigilance is in the process of being implemented. A data base manager to handle the QA/QC has been hired and the assay protocol has been changed such that all suspected mineralized zones will be assayed by pulp and metallic method procedures.

The gold mineralization, within the Thunder Creek Property is hosted within a tectonite zone that straddles the mafic volcanic, sediment contacts and portions of the alkalic intrusive complex. There appears to be one zone with multiple higher grade shoots within. The definition drilling required to join up one shoot to another, from hole to hole may require the drilling off at 12.5 metre centres. With target depths at - 400 to — 1000 metres below surface this type of detail drilling is not practical from surface. With continued success in intersecting significant ore grade gold tenor, an underground exploration program of drill drifting, mineralization cross cutting, mapping and sampling on more than one level, with a raise between levels to determine mineralization continuity should be considered. A two level drifting program will allow a significant bulk sample to be taken and mill tested.

An aggressive multi drill rig diamond drill program is required to test the down dip, along strike, and down plunge extensions of the mineralization. Detailed, sectional fan drilling is required for resource estimation. A preliminary resource calculation and block computer model should be targeted for completion within the next 6 to 9 months.

Bore hole TC09-68b has returned the best assay results intersected within the Thunder Creek property. The pierce point of this hole, as demonstrated on a longitudinal projection, occurs approximately 42 metres above the parent hole TC09-68 and approximately 33 metres above the first wedge splay TC09-68a. This intersection also occurs approximately 717 metres below surface and at an approximate distance of 88 metres from TC09-69 and 131 metres from TC09-70. The weighted average of returned gold analysis is 12.75 grams per tonne over 83.4 metres. Gold mineralization greater than 1 gram per tonne is reported for 102 core samples of which 7 samples exceeded values of 34.29 g/tonne (1 ounce/ton Au). Tables 11.1.3 and 11.1.4 tabulate the weighted averages of assay results for the Thunder Creek diamond drill programs.

The recommended work program and budget for the Thunder Creek project includes detailed sectional diamond drilling of the Rusk Zone (44,000 metres) at 50 metre centres testing above -800 metres; intermediate step out diamond drilling at 100 to 200 metre centres along the extensions of the Rusk Zone (19,000 metres) to test the along strike and dip potential of the north and south extensions; and wide spaced exploratory drilling to test a variety of “other targets” at the Thunder Creek property (5,000 metres). “Other targets” include the southwest extension of the volcanic and sedimentary contact from the Rusk Zone, as well as the margins of the syenite stock located to the immediate south of the Rusk Zone. As a result of receiving encouraging ore grade drill intercepts an underground program of driving a drill drift platform on two levels and bulk sampling is in the cost review and planning stage.

Bell Creek Complex

David H.R. Powers, H.B.Sc., P.Geo., prepared a technical report in accordance with NI 43-101 entitled “A Technical Report for the Bell Creek Complex Properties’ Exploration Diamond Drill Programs, August 2005 to July 2009, Hoyle Township, Porcupine Mining Division, Ontario, Canada” dated September 30, 2009 (the “Bell Creek Report”). David H.R. Powers is a qualified person under NI 43-101. The following extract is the Executive Summary from the Bell Creek Report and readers should consult the Bell Creek Report to obtain further particulars regarding the Bell Creek Complex. The Bell Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

This report is an independent, National Instrument 43-101 compliant technical review of the diamond drill phase of exploration at the Bell Creek Complex properties that are presently being explored by Lake Shore Gold Corp. (“Lake Shore”). The Bell Creek Complex consists of former gold producer Bell Creek mine and gold prospects Schumacher and Vogel. The reviewed work programs cover the time span from 2005 to July 31, 2009. Lake Shore Gold Corp.’s current field program consists of 4 diamond drills boring holes into the Bell Creek Property, 2 diamond drills testing the Schumacher Property, and an advanced exploration ramp being driven towards mineralization at the Bell Creek A-Zone and Vogel. In addition the underground workings of the Bell Creek deposit are being de-watered to provide access for an advanced exploration diamond drill program.

The Bell Creek Complex is situated in Porcupine, Ontario, approximately 20 kilometres, by road, east of Timmins centre. Access to the property is gained via Florence Street, a 6.7 kilometre long asphalt and gravel road north of Highway 101. The project is situated approximately 564 kilometres north-north-west of Toronto, Ontario.

The purpose of this report is to review and present a technical report on the diamond drill programs Lake Shore started in 2005 on the Vogel Property, and the continuing drill program on the Bell Creek and Schumacher properties. It is not the purpose or scope of this report to audit the interpretation or the resource modeling that Lake Shore Gold Corp. is updating. Collectively, the three properties are referred to as the Bell Creek Complex. The cutoff date for data used in this report is July 31, 2009. The available information includes a total of 155 diamond drill holes, cutting 70,330 metres of diamond drill core and the gold analysis of 18,425 assay samples by Swastika Laboratories Ltd., and ALS Chemex. At the time of writing the report several of the drill hole drill logs have not been finalized and are pending assay results from the assay laboratory. Validation of assay results, a review of the assay result quality control and final edit of the drill log of several holes continues. The information contained within this report reflects the status of the database up to July 31, 2009 and presents data that has been news released by Lake Shore up to that date.

The advanced exploration ramp collared on June 07, 2009 has advanced 337 metres. This ramp access will be driven north to test the North A-Zone and other zones along the way. Ramp drifting will cross the Schumacher property testing the mafic volcanic stratigraphy on its way to the Vogel occurrence at the -120 metre level. At Vogel the intended purpose of the underground advanced exploration program is to determine continuity of the mineralization and feasibility of mining Vogel at a profit.

An exploration agreement with First Nations is in place. All required permits and closure plans are in place for the advanced exploration program. The tailings treatment facilities are being managed by Lake Shore staff with regularly scheduled inspections by Golder Associates. Hadyn Butler’s, P.Geo. (2008) Technical (Geological) Report on the Bell Creek Complex, describes the permitting required, the acquisition and underlying agreements, property history, geology, mineralization and recommendations.

Diamond drill core logging is entered directly into a computer database using Gemcom Gems custom drill logger software. The logging software was recently changed from DHLogger. Issues with respect to the software translation and import of data are being resolved. The diamond drill logs are detailed, and describe geology, structure, alteration, mineralization, sample numbers and assay results. The final edited diamond drill log is of adequate professional quality to be able to complete a geological interpretation and be instrumental to characterize a resource block for a resource calculation.

Knutson (1983) states that Bell Creek and the North Zone were discovered by routine diamond drill follow up of electromagnetic conductors and Induced Polarization anomalies. He recognized that carbonate alteration is wide spread throughout the area, and affects most rock types to varying degrees. Because of the close association of the carbonate alteration with gold mineralization, the degree and type of alteration is particularly significant and useful as an exploration guide. These observations led to the discovery of gold mineralization within the “New Mines Trend” and hold true as an exploration guide at present.

Richard Labine (personal communication) points out the grey zones are discordant to lithology. A significant amount of gold mineralization is associated with the occurrence of the grey zones; however, not all grey zones contain gold. The presence of, or lack of gold in grey zones does not allow these zones to be used as an absolute exploration tool for a gold mineralized zone. The grey zone presence only suggests the possibility of gold being present. Determining the unknown factor which in combination with the grey zone makes the grey zone auriferous could be a valuable exploration tool.

Fyon et al., (1992, p.1149) describe the general geometry characterizing a tabular gold deposit as: “generally relatively narrow, and have much greater strike length and down- dip dimensions, with respect to thickness. For example, the down dip dimension to thickness aspect ratio of the Kerr Addison-Chesterville deposit, Larder lake camp, is a minimum of approximately 16:1 and the down-dip dimension to strike length aspect ratio is about 1.5:1 (Smith et al., 1990). Similar ratios describe vein shoots in the Pickle Crow and Central Patricia deposits (Ferguson, 1966).” Using these ratios, the generalization implies that a mineralized system with a strike length of 800 metres could have a down dip dimension of 1,200 metres and a width of 75 metres. The gold mineralized systems at the Bell Creek Complex remains open along strike and at depth and warrants deep drill testing and underground exploration to verify the value and continuity of the Bell Creek and Vogel mineralized zones.

The diamond drill core intercept in hole BC-09-24B of 11.09 grams per tonne gold over 13.75 metres of core length is a significant intersection. The uncertainty of the true width, strike length, dip extent, and the interpretative zone designation for an intercept that is 700 metres below the Bell Creek Mine workings warrants additional drilling at 50 metre centres surrounding the intersection, along strike and up and down plunge.

The presence of an interpreted flat vein system at the Schumacher and Vogel mineralized zones disputes the certainty of the previous historical interpretation and the calculated resource estimates. The historic interpretations are based upon a set of sub- vertical mineralized zones displaying continuity in strike and dip. B. Kusins (2009) has interpreted them as a series of stacked sigmoidal lenses. The zones could also resemble the 9/7/B4 series of veins at Hoyle Pond, being steeply dipping in the south flattening and then returning to steeply dipping in the north, as a sigmoidal, box or saddle shape. The shape, continuity and consistency of mineralization, and the structures controlling the mineralized zone cannot be determined by diamond drilling. It is necessary to go underground and test the Schumacher and Vogel mineralized zone both by means of a crosscut cutting, raise on the zone, and drifting into the zone to establish continuity. Extraction of mineralized material should be strictly monitored as a bulk sample, and reconciled with the estimates of gold content derived from diamond drilling, chip sampling assays, and muck sampling assays. The comparison of the estimates and the reconciliation will support a stronger confidence level in the resource modeling.

With less than three percent outcrop exposure the driving of an access drift across stratigraphy from the Bell Creek Mine to the Vogel mineralized zones provides an excellent opportunity to geologically map, sample and drill test stratigraphy and zones outbound from the workings. The details of alteration, structure, lithology and mineralization intersected by the drive as it crosscuts the ultramafic/mafic metavolcanic rocks should provide Lake Shore geologists with a valuable opportunity to better understand geology and provide a more robust interpretation of the interactions of lithology, structure and mineralization. This applied knowledge would add more credibility to the resource modeling and resource calculations.

Gold mineralized zones of the Bell Creek Complex Project couple well with geophysical methods of electromagnetic and induced polarization surveys. Prior to the development of the Bell Creek mine and mill site infrastructure the area was subjected to these geophysical survey methods. Recommended is the acquisition and emplacement of the historical survey data into a GIS environment and a reinterpretation of these surveys. Since the time of the geophysical surveys, knowledge of the underlying geological stratigraphy has been enhanced. Contained within these surveys may be overlooked conductors that could imply structural weakness in the path of future ramp development to both the A and Vogel zones. A re-examination and reinterpretation of this data may also enhance the geological interpretation within 100 metres of surface.

Kent (1990) states that the presence of active carbon in some of the mineralized pods associated with interflow metasedimentary rocks, presents a deleterious effect of the carbon to the gold recovery. An attempt to better define and understand the controls of the carbon/mineralized pod association is highly recommended. It may be meaningful to know if the active carbon present is in the total mineralized pod, or if it is a local alteration halo that changes along the mineralized strike and dip.

Several gold veining pods, trends or systems are located within the boundaries of the Bell Creek Complex Project. Production has occurred within the West Zone and A-Horizon. The geometry and economics of any resource within the West Veins, East Veins, Portal Zone, the B-Horizon and Vogel mineralization remains to be explored and defined. The understandings of the controls of gold mineralization are only generalized with broad associations to the mafic/ultramafic metavolcanic rock contacts, the grey zones, and quartz, sericite, carbonate, ankerite and albite alteration. The author recommends a review of the historical and current information with the scope to better understanding and defining the various mineralization and alteration envelopes and an endeavor to determine the relationships between the various structures and known mineralization. The contouring of the overlapping alteration zones, structure and mineralization may provide a vectoring tool for future exploration and diamond drill hole testing.

Diamond drill holes target the areas where it is believed additional drill density is required to develop and enhance the definition of mineral resources. At Bell Creek Mine the areas targeted are between the A-Zone and West Zone and include the West Veins and East Veins. The most significant intersection released to date is from drill hole BC-09-24B with 11.09 grams per tonne gold over 13.75 metres core length. This intersection is illustrated on longitudinal projection as being approximately 700 metres below the current workings and approximately 350 metres east of the shaft, down a projected plunge from the remaining historical resources outlined and the mineralization previously mined. Drilling by Lake Shore is on widely spaced centres ranging from 50 to 200 metres. Additional drilling is required at a minimum of 50 metres spacing to outline additional resources. The driving of the decline to the A-Horizon and Vogel will enhance the geological, structural and mineralized zone knowledge, to better test the mineralized zones and increase the confidence level of block modeling by determining how the zones behave vertically and horizontally.

The internal quality control from the assay laboratories with respect to their assay blanks and standards appears to be satisfactory. One of the two laboratories has less constraint on the numerical difference between duplicate or check assays tested compared with the other laboratory. In the 1980’s Canamax Resources Inc. noted difficulties of repeating sample assays due to a gold nugget effect. The author did not see any serious discrepancies in the differences between samples within mineralized zones. Failure of Lake Shore’s inserted standards to return assay results within 3 standard deviations of the mean value of the standard is resulting in some assays having to be re-analyzed. Establishing a protocol for inserting blind standards, blanks and duplicates into the drill core sample stream is strongly recommended.

The available magnetic survey data within the boundaries of the Bell Creek Complex is of insufficient quality to interpret lithological contacts and differences between ultramafic metavolcanic rocks, the mafic metavolcanic rocks and the metasedimentary rocks. To aid with the interpretation a VTEM high resolution magnetic and electromagnetic survey is recommended. The VTEM system will penetrate to a depth of +300 metres, which will increase the depth of the geophysical knowledge below the historical surface geophysical surveys, and aid in the interpretation of future exploration targets.

Lake Shore Gold Corp. has a present budget in place to maintain the Bell Creek mine and mill facility; and includes the dewatering of the underground workings, the surface diamond drilling of the Bell Creek deep zones from Bell Creek onto the Schumacher property and the driving of an access to the A-Horizon and Vogel mineralized zones.

Proposed is an additional budget to complete the following:

Interpretive geology and resource modeling:		$40,000

Diamond drill testing:
1) -750 metres level at Bell Creek:	18,000 metres	$2,520,000
2) Underground at Bell Creek:	29,000 metres	$2,030,000
3) Surface at Bell Creek, Schumacher And Vogel:	17,000 metres	$3,060,000

Airborne High Resolution Magnetic and EM Survey:	8.5 km X 5 km	$123,000
Total Recommended budget		$7,773,000

A follow up program, the details of which are dependent upon the results of the present and proposed budget, will have to be cost estimated and is beyond the scope of this report. The proposal should include detailed mapping of the underground drive, establishment of crosscuts and raises on the Vogel mineralized systems, detailed sampling. A further program of underground diamond drilling at Vogel may have to take place to determine resource blocks. A bulk sample should be taken and reconciled against the sample medium of core, muck and chip samples. This reconciliation should give strength and validity to the expectations of the resource calculation.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized capital of Lake Shore Gold consists of an unlimited number of common shares of which 347,473,925 are issued and outstanding as of the date of this AIF.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Corporation. The Canada Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF:

	HIGH $	LOW $	VOLUME
January 2009	1.63	1.10	3,974,913
February 2009	1.74	1.32	6,701,800
March 2009	1.59	1.23	7,397,375
April 2009	1.91	1.43	15,563,913
May 2009	2.49	1.84	10,750,344
June 2009	3.10	2.22	23,437,081
July 2009	3.24	2.30	17,012,275
August 2009	3.48	2.78	23,411,344
September 2009	3.52	2.79	30,537,360
October 2009	3.50	2.76	42,428,636
November 2009	4.37	3.42	55,501,790
December 2009	4.27	3.62	47,565,852
January 2010	4.24	3.13	23,115,676
February 2010	3.57	2.55	26,818,911
March 2010 (up to March 9)	3.27	2.75	14,925,700

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Corporation and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Occupation and Security Holding

Name & Residence		Principal Occupation, Business or Employment	Position with the Corporation	Director Since

Alan C. Moon Calgary, AB		Alan C. Moon (Chair of the Board of Directors) is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon sits on the boards of Northern Superior Resources Inc., TransAtlantic Petroleum Corporation, Pembrook Mining Corporation and Avenir Diversified Income Trust.	Director, Chair of the Board of Directors	2005

Shares:	148,700
Options:	251,000
• Corporate Governance and Nominating Committee (Chair)
• Compensation Committee

Daniel G. Innes West Vancouver, BC

Daniel G. Innes (founder, past Chair, past President and CEO of the Corporation) holds an MSc in geology and has over 38 years’ experience in the mining industry. He is currently the president of D.G. Innes & Associates Ltd., a private consulting company. Mr. Innes was also a founding principal, director, and VP Exploration of Southwestern Resources Corp. and founder and director of Aurora Platinum Corp. He has worked in a variety of metal environments in many parts of the world, mainly Brazil, Peru, Chile, Argentina, Mexico, USA, Canada, China, and Australia. Mr. Innes currently sits on the boards of FNX Mining Corporation Inc, Pembrook Mining Corp. and Zincore Metals Corp.

			Director	2003
Shares: Options:	772,400 251,000
• Health, Safety, Environment and Community Committee

Michael D. Winn Laguna Beach, California, USA

Mr. Winn is currently President of Terrasearch Inc a consulting company that provides investment analysis and financial services to companies operating in the oil & gas mining, and energy sectors. Prior to forming his company in 1997, Mr. Winn spent four years as an analyst for a Southern California based brokerage firm where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies operating in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California.

			Director	2002

Shares: Options:	125,000 326,000
• Audit Committee

Arnold Klassen Coquitlam, BC		Mr. Klassen is a Chartered Accountant and Certified Public Accountant and has over 30 years’ of experience in accounting, audit and tax with 23 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997	Director	2008

Shares:	12,300
Options:	161,000

• Audit Committee (Chair)

to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen is a director of Northern Superior Resources Inc. and Zincore Metals Inc.

Dr. K. Sethu Raman Toronto, ON

Dr. K. Sethu Raman is a professional geologist with over 35 years of international experience in all phases of exploration and development and has held senior executive positions in several public mining companies. He spent 13 years with Campbell Chibougamau Mines and Royex Gold Group of companies (now Barrick Gold) in various management positions including Vice President (1980-86) where he played a key role in gold discovery and development in six operating gold mines and major acquisitions including Hemlo Gold Mine and Nickel Plate Gold Mine. From 1986 to 2004, Dr. Raman was President and CEO of Holmer Gold Mines Limited which over the years discovered and developed the Timmins West Gold deposit. On December 31, 2004 Lake Shore Gold Corp. acquired all of the issued and outstanding shares of Holmer by way of plan of arrangement. Dr. Raman holds a Ph.D (1970) in geology from Carleton University, Ottawa and a UNESCO Post-Graduate Diploma (1965) from University of Vienna, Austria. Mr. Raman sits on the boards of Altai Resources Inc., Moneta Porcupine Mining Inc, and Nico Mining Limited.

			Director	2004
Shares: Options:	1,308,592 251,001
• Compensation Committee (Chair)

Ignacio Rosado Lima, Perú		Mr. Rosado has been the Chief Financial Officer of the Hochschild Mining Group since 2005, and joined the board of the Hochschild Mining Group in 2008. Previously, he was Senior Engagement Manager for McKinsey & Corporation from 2000-05. Mr. Rosado began his career in banking having worked for Banco Wiese Sudameris in Peru (1992-1994) and in Banco de Crédito del Peru. Mr. Rosado holds a MBA from the University of Michigan Business School and a BSc in Economics from the Universidad del Pacífico in Peru.	Director	2008

Shares:	Nil*
Options:	102,000

• Compensation Committee
• Audit Committee

Ignacio Bustamante Lima, Perú

Mr. Bustamante has been with Hochschild Mining Group since 1992 and, prior to his appointment as Chief Operating Officer in January 2008, served as General Manager of the Peruvian operations. Between 1998 and 2003 he worked as Chief Financial Officer of Cementos Pacasmayo. Subsequently, he worked for Zemex Corporation, a subsidiary of Cementos Pacasmayo, based in Atlanta, Georgia, serving first as Chief Financial Officer and Vice President of Business Development and later as its President. Ignacio holds a BSc in Business and a BSc in Accounting from Universidad del Pacífico in Peru and an MBA from Stanford University.

			Director	2009
Shares:	Nil*
Options:	102,000

• Health, Safety, Environment and Community Committee

Jonathan Gill Toronto, ON		Mr. Gill is a Professional Engineer with 48 years’ experience in the mining industry, having worked primarily with coal, sulphide nickel and laterite nickel. Since 2002 he has acted as a consultant in general mine management, and from 1990 to 2002 he was the Mines Manager for Inco in Sudbury.	Director	2008

Shares:	Nil
Options:	161,000

• Health, Safety, Environment and Community Committee (Chair)

Peter Crossgrove Toronto, ON		Mr. Crossgrove is the Chairman and acting CEO of Excellon Resources Inc., a silver-lead and silver-zinc concentrate producer. Prior to May 2005, Mr.	Director	2009

Shares: Options:	200,953 102,000

Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also a director of Barrick Gold Corporation, QLT Inc., Dundee REIT, and Pelangio Mines Inc., and the Vice-Chairman of Detour Gold Corporation. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and a Member of the Order of Canada and a Member of the Order of Ontario.

• Corporate Governance and Nominating Committee

Frank Hallam Burnaby, BC

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. He currently serves as CFO of MAG Silver Corp. and as a director and CFO of Platinum Group Metals Ltd. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. From 1994 until 2002 he was a director and Chief Financial Officer of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was CFO of West Timmins Mining Inc. from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

			Director	2009
Shares: Options:	395,824 503,500
• Health, Safety, Environment and Community Committee

Wayne O’Connor Burlington, ON		Mr. O’Connor is an independent businessman and was the Chairman of West Timmins Mining Inc. prior to the business combination with the Corporation. He was also President/CEO & Chairman of Trelawney Resources Ltd. from September 2005 to February 2009, and was President, CEO and Director of Band-Ore Resources Ltd. for 15 years until its 2006 merger with Sydney Resource Corporation to form West Timmins Mining Inc..	Director	2009

Shares:	1,078,862
Options:	138,500

• Compensation Committee

Roberto Danino Lima, Peru

Mr. Danino is currently Deputy Chairman of the Board of Hochschild Mining plc (“Hochschild”). He joined Hochschild in 1995, where he remained until 2001 when he left to serve in the Peruvian Government as Prime Minister and later as Peru’s Ambassador to the United States. He rejoined Hochschild in 2006, after serving as Senior Vice President and General Counsel of the World Bank Group and Secretary General of the International Centre for Settlement of Investment Disputes (ICSID). Previously, he was a partner of Wilmer, Cutler & Pickering in Washington DC and has worked for over 30 years throughout Latin America, the United States, and the United Kingdom, and was the founding General Counsel of the Inter-American Investment Corporation, the private sector arm of the Inter American Development Bank. He holds Law degrees from Harvard Law School and the Pontificia Universidad Catolica del Peru. He serves in a number of corporate and nonprofit boards in Peru, the U.K., the USA, and South Africa.

			Director	2009

Shares: Options:	Nil* 102,000

• Corporate Governance and Nominating Committee

Anthony P. Makuch Toronto, ON

Anthony P. Makuch is the President and CEO of the Corporation. He is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. Prior to becoming President and CEO he was the Senior Vice President and Chief Operating Officer for FNX Mining Corporation Inc. From 1998 to December 2005 he held several positions with Dynatec Corporation, including Operations Manager and VP Operations.

Mr. Makuch has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business. Mr. Makuch also sits on the board of Pembrook Mining Corporation.

			Director, President and CEO	2007
Shares: Options:	100,000 2,044,300

Michael Kelly Kingston, Ontario

Senior Vice President of Operations for the Corporation since December 2009; Chief Operating Officer of High River Gold Mines from 2008 to 2009; VP Operations for Diavik Diamond Mines (Rio Tinto) from 2006 to 2008; VP Mining for Inco (Thompson Manitoba) from 2005 to 2006; VP with Kinross Gold (New Britannia Mine, Snow Lake Manitoba) from 1995 to 2005.

			Senior Vice President, Operation	N/A

Shares: Options:	Nil 300,000

Brian Hagan Schomberg, Ontario

Executive Vice President for the Corporation since November 2008; Vice President of Health and Safety for the Corporation from May 2008 to November 2008. Various positions with FNX Mining including Mine Manager of McCreedy West Mine for from August 2006 to April 2007 and Director of Health & Safety from April 2006 to August 2006; Director of Health & Safety and Area Manager for Dynatec Corporation from January 1992 to March 2006.

			Executive Vice President	N/A

Shares: Options:	Nil 585,000

Eric Kallio Barrie, Ontario

Vice President of Exploration for the Corporation since 2008; Geological Consultant from 2004 to 2008 for various companies including Detour Gold Corp, Centerra Gold Corp, Pelangio Mines, Golden Harp Resources, Goldeye Exploration, Silvermet Resources, Strike Minerals, Baffinland Iron Mines, Verena Minerals Corp and Roscoe Postle Associates.

			Vice President, Exploration	N/A

Shares: Options:	Nil 450,000

Mario Stifano Brampton, Ontario

Vice President and Chief Financial Officer of the Corporation since 2008; Vice-President and Chief Financial Officer of Ivernia Inc. from 2005 to 2008; Vice-President of Finance for Investment Administration Sciences, Inc. from 2003 to 2005; Prior to 2003 held a number of senior finance roles at Noranda Inc.

			Vice President and Chief Financial Officer	N/A

Shares: Options:	Nil 525,000

Alasdair Federico Burlington, Ontario		General Counsel and Corporate Secretary of the Corporation since 2008; Associate, McCarthy Tétrault LLP from 2002-2008	General Counsel and Corporate Secretary	N/A

Shares:	Nil
Options:	435,000

Merushe Verli Toronto, Ontario		Vice President, Finance since 2008. Corporate Controller of the Corporation since 2007; from 1997 to 2007 held various positions with KPMG LLP, the last of which was Senior Manager.	Vice President, Finance and Corporate Controller	N/A

Shares:	Nil
Options:	259,300

Mark Utting Newmarket, Ontario		Vice President, Investor Relations since 2008; Director, Investor Relations of Extendicare REIT	Vice President, Investor Relations	N/A

from September 2007 to March 2008; Director, Investor Relations of Sherritt International Corp. from June 2007 to September 2007; Director, Investor Relations of Dynatec Corporation from February 2003 to June 2007.

Shares: Options:	Nil 330,000

Christina Ouellette Lively, Ontario

Vice President of Human Resources for the Corporation since November 2009; Director of Human Resources for the Corporation since October 2008; Manager of Human Resources for FNX Mining Co. from 2006 to 2008; Manager of Human Resources for the Sudbury Operations of the Dynatec/FNX Joint Venture from 2004 to 2005; Manager of Human Resources for Domtar, Ontario Forestry Division, from 1998 to 2004.

		Vice President, Human Resources	N/A
Shares: Options:	6,880 210,000

* Mr. Rosado, Mr. Bustamante and Mr. Danino are officers of Hochschild Mining plc, which beneficially owns 130,540,922 common shares.

In total the directors and officers of Lake Shore Gold own, directly or indirectly, 4,479,511 common shares of the Corporation which is equal to approximately 1.3% of the issued and outstanding share capital as at the date of this AIF.

None of the Directors or Officers of the Corporation has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years, and none has been a director or officer of a company that has been subject to any cease trade order, penalty sanction or has declared bankruptcy during the last 10 years.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors - Conflicts”.

AUDIT COMMITTEE

Charter

The Charter of the Audit Committee is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee consists of three independent members: Arnold Klassen (Chair), Michael D. Winn and Ignacio Rosado, all of whom are financially literate.

Relevant Education and Experience of Audit Committee

Arnold Klassen (Chair of the Audit Committee) is a Chartered Accountant with more than 30 years of accounting and finance experience, of which 25 years has been in the mining industry. He was employed by Dynatec for 20 years, and from 1994 to 2007, prior to his retirement, he held the position of VP, Finance. From 1977 to 1984 Mr. Klassen was employed by KPMG where he earned his CA designation in 1979. From 1984 to 1994 Mr. Klassen held various senior financial positions with Dynatec Corporation or its predecessors. He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Michael D. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992. He completed graduate course work in accounting and finance and received a BSc in geology from the University of Southern California. Mr. Winn has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Ignacio Rosado has been the Chief Financial Officer of the Hochschild Mining Group since 2005. Previously, he was Senior Engagement Manager for Latin America for McKinsey & Company from 2000 to 2005. Mr. Rosado began his career in banking having worked for Banco Wiese Sudameris in Peru (1992 to 1994) and in Banco de Crédito del Peru. Mr. Rosado holds a MBA from the University of Michigan Business School and a BSc in Economics from the Universidad del Pacífico in Peru. He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

Pre-Approval Policies and Procedures

The Corporation has adopted a policy requiring that the Audit Committee pre-approve all non-audit related services provided by the external auditors.

Service Fees Paid to External Auditors

	2009	2008
a) Audit Fees	$182,900	$178,500
b) Audit Related Fees	150,415	—
c) Tax Fees	4,250	66,625
d) All Other Fees	—	—
	$337,565	$245,125

Audit related fees in 2009 were for work on the Company’s short form prospectus filed in February 2009 and work on the circular filed by West Timmins Mining Inc. (“West Timmins”) in relation to the acquisition of West Timmins common shares by the Company.

Tax fees incurred in 2009 and 2008 were for advice on different tax issues and assistance in the preparation of tax returns for the year ended December 31, 2007.

LEGAL PROCEEDINGS

The Corporation is not aware of any material legal proceedings, actual or contemplated, to which the Corporation is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Corporation and others in material transactions and transactions involving remuneration for services is disclosed under the heading “Related Party Transactions” in the Corporation’s Management’s Discussion and Analysis, December 31, 2009. See “Additional Information”.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Toronto.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only other material contract entered into by the Corporation within the most recently completed financial year, or before the most recently completed financial year, that is still material and still in effect is the Hochschild Strategic Alliance Agreement.

Strategic Alliance Agreement

In conjunction with an investment in the Corporation by Hochschild Mining Holdings Ltd. (a wholly-owned subsidiary of Hochschild Mining plc) (“Hochschild”), the Corporation entered into a strategic alliance agreement (the “Strategic Alliance Agreement”) with Hochschild, as of February 22, 2008 (amended as of April 16, 2008). The Strategic Alliance Agreement will govern the parties with respect to various matters, including future dealings with securities and corporate opportunities. Set out below are certain of the principal terms of the Strategic Alliance Agreement.

•                            Prior to November 22, 2010, Hochschild may not own greater than 40% of the Corporation’s shares on a fully diluted basis.

•                            Hochschild has the right to nominate a number of the directors of the Board of Directors of the Corporation proportional to its holdings in the Corporation.

•                            Hochschild has a pre-emptive right with respect to issuances of securities by the Corporation, subject to certain exceptions, up to Hochschild’s then interest in the Corporation on a fully-diluted basis.

•                            Hochschild will grant the Corporation a right of first refusal in respect of certain arm’s length sales of greater than 10% of the then issued and outstanding Shares and with respect to corporate opportunities available to Hochschild; and the Corporation will grant Hochschild certain rights with respect to joint ventures and asset sales by the Corporation.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Lake Shore Gold’s mineral projects on a property material to Lake Shore Gold incorporated by reference into this AIF has been derived:

Timmins Mine Project — Robert Kusins, P. Geo., Jacques Samson, P. Geo., Heather Miree, P. Geo., Todd Fayram, P.E., and George Darling, P. Eng., prepared a report in accordance with NI 43-101 for Lake Shore Gold entitled “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada” dated October 1, 2009.

Thunder Creek Joint Venture — David H.R. Powers, H.B.Sc., P.Geo., prepared a report in accordance with NI 43-101 for Lake Shore Gold and West Timmins entitled “A Technical Review and Report of the “Thunder Creek Property” Bristol and Carscallen Townships Porcupine Mining Division, Ontario, Canada” dated July 29, 2009.

Bell Creek Complex — David H.R. Powers, H.B.Sc., P.Geo., prepared a report in accordance with NI 43-101 for Lake Shore Gold entitled “A Technical Report for the Bell Creek Complex Properties’ Exploration Diamond Drill Programs, August 2005 to July

2009, Hoyle Township, Porcupine Mining Division, Ontario, Canada”, dated September 30, 2009.

Each of the persons named above is a “qualified person” as defined in NI 43-101, and has been responsible for preparing the technical reports with respect to Lake Shore Gold referred to and incorporated by reference into in this AIF.

Except for Robert Kusins, Jacques Samson, and Heather Miree, who are employees or former employees of Lake Shore Gold and who hold options under Lake Shore Gold’s employee stock option plan, to the best knowledge of Lake Shore Gold, none of the aforementioned persons hold any securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold or held any such securities when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold in connection with the preparation of such reports. As of the date hereof, the options held by Robert Kusins, Jacques Samson and Heather Miree represent less than 1% of the issued common shares of Lake Shore Gold.

Except for Robert Kusins, Jacques Samson, and Heather Miree, none of the aforementioned persons has a direct or indirect interest in Lake Shore Gold, any of its associates or affiliates or in the Lake Shore Gold properties or are currently expected to be elected, appointed or employed as a director, officer or employee of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold.

Deloitte & Touche LLP was reappointed as the auditor of Lake Shore Gold on May 5, 2009, and has advised Lake Shore Gold that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information on the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the Corporation’s website at www.lsgold.com or under the Corporation’s profile on SEDAR at www.sedar.com.

Additional financial information is included in the Corporation’s Management’s Discussion and Analysis, December 31, 2009, and the Corporation’s audited consolidated financial statements for the year ended December 31, 2009, all of which are filed on SEDAR.

GLOSSARY OF TERMS

The following technical terms may be used in this Annual Information Form, and may appear capitalized or in lower case, without any difference in meaning.

Aeromagnetic/Airborne Magnetic — Measurement of the earth’s magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Arsenopyrite — The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

Assay — An analysis to determine the presence, absence or quantity of one or more chemical components.

Au — gold

Ball mill — A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Basalt — An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Base Metal — A metal, such as copper, lead, nickel, zinc or cobalt.

Belt — A series of mineral deposits occurring in close proximity to each other, often with a common origin.

Biotite — A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

Breccia — Rock fragmented into angular components.

Carbonate — A rock composed principally of calcium carbonate (CaC03).

Carbon-in-leach — A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

Carbon-in-pulp — A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

Care and maintenance — The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations recommence.

Chalcopyrite — A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

Chert — A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

Circuit — A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

Claim/Concession (Mineral/Mining) — The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper — A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Core — The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Cyanidation — A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Diamond Drilling/Drill Hole — A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution — The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

Dip — The angle at which a stratum is inclined from the horizontal.

Doré — Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

Dyke — A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal — A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault — A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Feldspar — 1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite, anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

Felsic — Igneous rock composed principally of feldspars and quartz.

Fold — Any bending or wrinkling of rock strata.

Formation — A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro — A fine to coarse grained, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Galena — A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

Geochemistry/Geochemical — Study of variation of chemical elements in rocks or soil.

Geology/Geological — Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical — Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold — A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grade — The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals. Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis. Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

Grams per tonne (g/t or gpt) — A unit of measurement commonly used to quantify the concentration of precious metals.

Gravity recovery circuit — Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

Hectare — A square of 100 metres on each side.

Igneous — A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions — Said of an igneous rock that invades older rocks.

Leach — A method of extracting gold from ore by a chemical solution usually containing cyanide.

Lode — Vein of metal ore.

Mafic — An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey — A geophysical survey conducted on the earth’s surface that measures variations in the earth’s magnetic field caused by variations in rock type or geological structures.

Mapping — The art and science of recording geological observations on a map.

Metallurgical — The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic — A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mill — A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mineralization — The concentration of metals and their chemical compounds within a body of rock.

Net smelter return — A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

Open pit — A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore — Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny — A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop — An exposure of bedrock at the surface.

Porphyry — A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting — The art and science of searching for mineral deposits.

Proterozoic — The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyrite — A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

Pyroxene — A calcium/sodium ferromagnesium silicate. One of the major rock forming minerals.

Quartz — A mineral composed of silicon dioxide.

Reclamation — The restoration of a site after mining or exploration activity is completed.

Recovery — A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Sample — A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Schist — A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sediment — Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary — Pertaining to or containing sediment or formed by its deposition.

Shear — A planar zone of deformed rock caused by the movement of the rock.

shear zone — A geological term used to describe a geological area in which shearing has occurred on a large scale.

Sill — A tabular body of igneous rock conforming to the last strata.

Soil Sampling — Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite — A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

Stockpile — Broken ore heaped on surface, pending treatment or shipment.

Strike — Direction or trend of a geologic structure.

Structure/Structural — Pertaining to geological structure, ie folds, faults, etc.

Sulphide/Sulphidation — A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Tailings — The material that remains after all metals considered economic have been removed from ore during milling.

Ultramafic — A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein — A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic — Descriptive of rocks originating from volcanic activity.

Schedule A

LAKE SHORE GOLD CORP.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, and the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board. Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits, or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee:

a.                          meets at least four times per year, either by telephone conference or in person;

b.                         invites the Company’s external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.                          reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.                         has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.                          has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

f.                            has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.                         pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board. The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.                          recommends to the Board:

i.                            whether the current external auditors should be nominated for reappointment for the ensuing year and if the current external auditors are not to be reappointed, selects and recommends a suitable alternative for nomination; and

ii.                         the amount of compensation payable to the external auditors;

b.                         resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.                          provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.                         takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving non-audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any;

e.                          confirms that the external auditors are a “participating audit” firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.                            reviews and evaluates the performance of the external auditors; and

g.                         reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a.                          considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.                         consults with management regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits;

c.                          ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.                         reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.                          reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.                            reviews the appropriateness and disclosure of any off-balance sheet matters;

g.                         reviews disclosure of related-party transactions;

h.                         receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements;

i.                             makes recommendations to the Board respecting approval of the audited financial statements;

j.                             meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.                          directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.                             meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.                          reviews on an annual basis the Company’s practice with respect to review of interim financial statements by the external auditors;

b.                         conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.                          reviews the interim financial statements with the external auditors; and

d.                         makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a.                          reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.                         reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company, and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.                          reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks, and the success of management in following the plan;

d.                         consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.                          obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.                            reviews management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.                         reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual

Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.                         reviews with management the Company’s compliance with applicable laws and regulations respecting financial reporting matters;

i.                             reviews with management proposed regulatory changes and their impact on the Company; and

j.                             reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website.

COMPOSITION

The Audit Committee is composed of three Directors, all of whom are Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee meet the prescribed independence, financial literacy and experience requirements and have relevant skills and/or experience in the Committee’s areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board fills any vacancy if the membership of the Committee is less than the minimum number of Directors required for the Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee appoints a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee constitutes a quorum.

Notice of Meetings

The Chair of the Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile or email) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company’s Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.                          the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.                         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy — Accounting, Internal Controls or Auditing Matters. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint is kept confidential.

Upon receipt of a complaint, the Chair conducts or designates a member of the Audit Committee to conduct an initial investigation. The results of that initial investigation are brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint are documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors.

The Audit Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis. The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the “Committee Annual Report”).

DATE OF MOST RECENT BOARD CONSIDERATION

This Charter was reviewed and approved by the Board in August 2009.